Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated November 27, 2024, and each included in this Post-Effective Amendment No. 367 to the Registration Statement (Form N-1A: File No. 333-192858) of The Advisors’ Inner Circle Fund III (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated September 28, 2023, with respect to the financial statements and financial highlights of KBI Global Investors Aquarius Fund (one of the series constituting The Advisors’ Inner Circle Fund III (the “Predecessor Fund”)) included in the Annual Report to Shareholders (Form N-CSR) for the year ended July 31, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

November 27, 2024